Sol Strategies Selected as Staking Provider
for North America's 3iQ Staked Solana ETF

Toronto, Ontario--(Newsfile Corp. - February 11, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company") is a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced its selection as staking provider for 3iQ Corp.'s ("3iQ") Solana Staking ETF (the "Fund"). Sol Strategies' non-binding Memorandum of Understanding ("MOU") with 3iQ, a leader in digital asset investment solutions, is a major step forward in expanding institutional adoption of Solana staking.

Pursuant to the MOU, signed February 7, 2025, Sol Strategies agrees to invest the lesser of $15 million or 33.33% of total assets of the Fund on the Fund's launch date, which must remain invested in the Fund for a minimum of three months.

"Sol Strategies' institutional-grade infrastructure and proven track record in this ecosystem made them the clear choice," said Pascal St-Jean, CEO and President at 3iQ. "Their compliance framework and validator performance align perfectly with our commitment to providing regulated, secure digital asset exposure to investors."

This partnership with 3iQ comes at a time of tremendous momentum for Sol Strategies as it expands its institutional Solana staking. "Being selected as 3iQ's staking partner validates our infrastructure and demonstrates the growing demand for regulated staking solutions," said Leah Wald, CEO of Sol Strategies. "This partnership represents a pivotal moment for institutional Solana staking, allowing traditional investors to access staking rewards through a regulated investment vehicle."

Recent growth highlights include:

  Expansion to 1.64M SOL in total delegation across three validators

  Increase in SOL holdings to 218,903 SOL, which is staked to the Company's own validators, generating recurring revenue and further strengthening the Company's staking capacity

  Sol Strategies has successfully deployed two Firedancer validators, enhancing Solana's performance, security, and decentralization while strengthening its staking operations. In addition, publishing its first technical blog post detailing how to expose the Firedancer interface securely, which anyone can view and watch the validator build blocks in real time. The Company has also upgraded to Jito 2.1, a huge upgrade which has greatly improved the speed of Solana

  With $72M CAD in liquidity (as detailed in the latest MD&A, available on Sol Strategies' Investor Page and SEDAR+), Sol Strategies continues its systematic SOL accumulation and strategic expansion, reinforcing its staking operations and long-term growth

With institutional demand for Solana exposure growing, Sol Strategies continues to solidify its position as the leading publicly traded company focused on Solana, driving innovation and value creation for our shareholders.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company change report may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About 3iQ Corp.

Founded in 2012, 3iQ is one of the world's leading alternative digital asset managers, pioneering institutional-grade investments. 3iQ launched the world's first Digital Assets Managed Account Platform (QMAP), a hedge fund investment solution, offering innovative risk managed investment solutions to gain exposure to digital assets. 3iQ was also the first to launch a Bitcoin ETP listed on a major global stock exchange, the 3iQ Bitcoin ETF (TSX: BTCQ) (TSX: BTCQ.U) and offers other regulated ETPs. In 2024, Monex Group, a leading Japanese financial group, took a majority stake in 3iQ. Since 2012, 3iQ has been at the forefront of innovation in digital asset investment management. To learn more about 3iQ, visit 3iq.io.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: sol@kcsa.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/240405